UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2026

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

26 Ben Gurion Street

Ramat Gan 5257346, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-227753, 333-271384 and 333-278525) and Form F-3 (File Nos. 333-236064, 333-274316, 333-262055, 333-276000 and 333-281872), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 27, 2026, Can-Fite BioPharma Ltd. (the “Company”) announced that it will hold a Special General Meeting of Shareholders on March 3, 2026, at 3:00 p.m. (Israel time) at the Company’s offices at 26 Ben Gurion Street, Ramat Gan, Israel (the “General Meeting”). In connection with the General Meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders describing the proposals to be voted upon at the General Meeting, the procedure for voting in person or by proxy at the General Meeting and various other details related to the General Meeting, attached hereto as Exhibit 99.1;

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the General Meeting without attending in person, attached hereto as Exhibit 99.2; and

3.	A form of Voting Instruction Card whereby holders of the Company’s American Depository Shares (“ADSs”) may vote at the General Meeting without attending in person, attached hereto as Exhibit 99.3.

On January 21, 2026, the Company received a notice of non-compliance (the “Notice”) from the staff of the NYSE American Market indicating that the Company is currently noncompliant with the audit committee composition requirements set forth in Section 803(B)(2)(a) of the NYSE American Company Guide (the “Company Guide”), since the Company’s audit committee is no longer comprised of at least three independent members, as a result of the recent resignation of an independent director serving on the audit committee, as previously announced through a report on Form 6-K filed by the Company with the Securities and Exchange Commission on January 16, 2026. Pursuant to Section 803B(6)(b) of the Company Guide, the Company has until the earlier of its next annual meeting of shareholders or January 14, 2027 (or, if the next annual meeting is held before July 13, 2026, until July 13, 2026) to regain compliance with the audit committee composition requirements. The Notice had no immediate effect on the listing or trading of the ADSs which continue to trade on the NYSE American under the symbol “CANF.” The agenda for the General Meeting includes a proposed election of a new independent director who is expected to become a member of the audit committee upon his election, thereby enabling the Company to regain compliance with the NYSE American audit committee composition requirements.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Special General Meeting of Shareholders

99.3	Voting Instruction Card for American Depositary Shareholders with respect to the Company’s Special General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2026	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and Chief Financial Officer

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